November 22, 2011

Filed Pursuant to Rule 433

Registration Statement No. 333-176722

Franco-Nevada Corporation

Treasury Offering of Common Shares

Terms and Conditions

Issuer:	Franco-Nevada Corporation (“Franco-Nevada” or the “Company”)

Issue:	Treasury offering of 8,000,000 common shares of the Company (the “Common Shares”).

Issue Price:	C$42.50 per Common Share

Issue Amount:	C$340 million

Over-Allotment Option:

The Company has granted the Underwriters an option, exercisable at the Issue Price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the offering will be used for acquisitions, working capital and general corporate purposes.

Cash Dividends:

The Company currently pays a monthly dividend of US$0.04 per common share.  The first dividend which purchasers under this Offering are expected to be eligible to receive is the dividend payable on December 22, 2011 to shareholders of record on December 8, 2011.

Form of Offering:	Bought deal by way of a shelf prospectus and prospectus supplement in all provinces and territories of Canada and pursuant to the multijurisdictional disclosure system in the United States.

Listing:

Application will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”).  The existing common shares of the Company are listed on the TSX and the NYSE under the symbol “FNV”.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, RDSPs and DPSPs.

Commission:	4.0%

Closing:	On or about November 30, 2011

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it in Canada by calling BMO Capital Markets’ Prospectus Distribution Department at 905-696-8884 x4222, and in the United States by calling toll-free 800-414-3627 or e-mailing bmoprospectus@bmo.com.

A copy of the prospectus included in the registration statement filed with the SEC may be found in such registration statement at the link below:

http://www.sec.gov/Archives/edgar/data/1456346/000104746911008047/a2205614zf-10a.htm